Mail Stop 4561

May 14, 2009

Mr. Maurizio Vecchione
President and Chief Executive Officer
CompuMed, Inc.
5777 West Century Blvd., Suite 360
Los Angeles, CA 90045

> **Re:** **CompuMed, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 000-14210**

Dear Mr. Vecchione:

We have reviewed your response letter dated April 30, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 3, 2009.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

General

1.   We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated April 3, 2009, must be signed by the company's management. Please provide all three acknowledgements in the form previously requested.

Item 6. Management's Discussion and Analysis or Plan of Operation

Financial Condition, Liquidity and Capital Resources, page 16

2.   We note your proposed disclosures provided in response to prior comment number 1; however, these disclosures do not appear to address the concerns raised in our prior comment. In this regard, we note that your discussion of cash flows from operating activities should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, your disclosures should include a discussion explaining the changes in your accounts receivable and accounts payable balances. Refer to Section IV.B.1 of SEC Release 33-8350.

Item 7. Financial Statements

Notes to Financial Statements

Note B – Income Taxes, page F-10

3.   We note the reconciliation provided in response to prior comment number 5. Considering that your deferred tax assets have a full valuation allowance offsetting them, it is unclear to us how you have a liability for unrecognized tax benefits. Please advise.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief